Exhibit 3.272

LIMITED LIABILITY COMPANY

OPERATING AGREEMENT

for

BIG DOWNTOWN PALMER HOUSE, LI

a Delaware limited-liability company

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (the “Agreement”) is made and entered into this 14th day of May, 2003 by Hilton Illinois Corp., a Nevada corporation, and each individual or business entity subsequently admitted to the Company. These individuals and/or business entities shall be known as and referred to as “Members” and individually as a “Member.”

On May 12, 2003, the sole Member, through its agent, David Marote, formed BIG DOWNTOWN PALMER HOUSE, LLC (the “Company”) under the laws of the State of Delaware. Accordingly, in consideration of the conditions contained herein, the sole Member sets forth the following:

ARTICLE I

Company Formation and Registered Agent

1.1	FORMATION. The sole Member has formed the Company subject to the provisions of the Delaware limited liability company laws currently in effect as of this date. A Certificate of Formation was filed with the Delaware Secretary of State on May 12, 2003.

1.2	NAME. The name of the Company is BIG DOWNTOWN PALMER HOUSE, LLC.

1.3	REGISTERED OFFICE AND AGENT. The location of the registered office of the Company in its state of formation shall be 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

The Company’s registered agent at such address shall be Corporation Service Company.

1.4	TERM. The Company shall continue in existence indefinitely, until dissolved by:

(a)	Members whose capital interest (as defined in Article 2.2) exceeds 50 percent vote for dissolution; or

(b)	Any event which makes it unlawful for the business of the Company to be carried on by the Members; or

(c)	Any other event causing a dissolution of a Limited Liability Company under the laws of Delaware.

1.5	BUSINESS PURPOSE. The purpose of the Company is to engage in any lawful act or activity for which a limited liability company may be formed under the Delaware Limited Liability Company Act.

1.6	PRINCIPAL PLACE OF BUSINESS. The location of the principal place of business of the Company shall be at Big Downtown Restaurant, Palmer House Hilton, 17 East Monroe Street, Chicago, Illinois 60603, or at such other place as the Management Committee may from time to time select.

1.7	MEMBERS. The name and business address of the Company’s sole Member is: Hilton Illinois Corp., 9336 Civic Center Drive, Beverly Hills, California 90210.

ARTICLE 2

Capital Contributions

2.1	INITIAL CONTRIBUTION. The sole Member shall initially contribute to the Company $1,000 in cash.

2.2	ADDITIONAL CONTRIBUTIONS. Except as provided in Article 6.2, no Member shall be obligated to make any additional contribution to the Company’s capital.

ARTICLE 3

Profits, Losses and Distributions

3.1	PROFITS/LOSSES. For financial accounting and tax purposes the Company’s net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member’s relative capital interest in the Company, in accordance with Treasury Regulation 1.704-1.

3.2	DISTRIBUTIONS. The Members shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Managers. Distributions in liquidation of the Company or in liquidation of a Member’s interest shall be made in accordance with the positive capital account balances pursuant to Treasury Regulation 1.704-1 (b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in Treasury Regulation 1.704-1(b)(2)(ii)(d).

ARTICLE 4

Management

4.1	MANAGEMENT OF THE BUSINESS. The name and business address of each initial member of the Management Committee is attached as Exhibit A to this Agreement. By a vote of the Members holding a majority of the capital interests in the Company, the Members shall elect so many Management Committee members as the Members determine, but no fewer than one.

4.2	MEMBER. The liability of the Members shall be limited as provided under the Delaware Limited Liability Company Act. The Management Committee may from time to time seek advice from the Members, but they need not accept such advice, and at all times the Management Committee shall have the exclusive right to control and manage the Company. No Member shall be an agent of any other Member of the Company solely by reason of being a Member.

4.3	POWERS OF MANAGEMENT COMMITTEE. The Management Committee is authorized on the Company’s behalf to make all decisions as to:

(a)	the sale, development, lease or other disposition of the Company’s assets;

(b)	the purchase or other acquisition of other assets of all kinds;

(c)	the management of all or any part of the Company’s assets;

(d)	the borrowing of money and the granting of security interests in the Company’s assets;

(e)	the prepayment, refinancing or extension of any loan affecting the Company’s assets;

(f)	the compromise or release of any of the Company’s claims or debts;

(g)	the employment of persons, firms or corporations for the operation and management of the company’s business; and

(h)	The appointment, from time to time, of such officers and agents of the Company, as the Management Committee deems necessary or advisable, define and modify, from time to time, such officers’ and agents’ duties; provided, however, that the Company shall at all times have at least one officer, employee or representative designated as its President to oversee the operation of the Company, subject in turn to the oversight of the Management Committee.

In the exercise of their management powers, the members of the Management Committee are authorized to execute and deliver:

(a)	all contracts, conveyances, assignments leases, subleases, franchise agreements, licensing agreements, management contracts and maintenance contracts and maintenance contracts covering or affecting the Company’s assets;

(b)	all checks, drafts and other orders for the payment of the company’s funds;

(c)	all promissory notes, loans, security agreements and other similar documents; and

(d)	all other instruments of any other kind relating to the Company’s affairs, whether like or unlike the foregoing.

4.4	OFFICERS. The Management Committee may, as it deems advisable, elect one or more Officers to operate the Company and handle its day-to-day business, and shall define and modify, from time to time, such officers’ powers and duties.

4.5	NOMINEE. Title to the Company’s assets shall be held in the Company’s name or in the name of any nominee that the Management Committee may designate. The Management Committee shall have power to enter into a nominee agreement with any such person, and such agreement may contain provisions indemnifying the nominee, except for his willful misconduct.

4.6	COMPANY INFORMATION. Upon request, the Management Committee shall supply to any Member information regarding the Company or its activities. Each Member or his authorized representative shall have access to and may inspect and copy all books, records and materials in the Management Committee’s possession regarding the Company or its activities. The exercise of the rights contained in this Article 4.6 shall be at the requesting Member’s expense.

4.7	INDEMNIFICATION AND LIABILITY OF THE MANAGEMENT COMMITTEE.

(a)	The Company shall indemnify and hold harmless the members of the Management Committee and all officers of the Company (individually, an “Indemnitee”) to the full extent permitted by law from and against any and all losses, claims, demands, costs, damages, liabilities, joint and several, expenses of any nature (including attorneys’ fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which the Indemnitee may be involved or threatened to be involved as a Party or otherwise, relating to the performance of nonperformance of any act concerning the activities of the Company, if (i) the Indemnitee acted in a manner it believed to be in, or not contrary to, the best interests of the company, and (ii) the Indemnitee’s conduct did not constitute gross negligence or willful misconduct. The termination of an action, suit or proceeding by judgment, order, settlement, or a plea of no contest or its equivalent, shall not, in and of itself, create a presumption or otherwise constitute evidence that the Indemnitee acted in a manner contrary to that specified in clause (i) or (ii) above.

(b)	Expenses incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding subject to this Paragraph 4.7 shall be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of a written commitment by or on behalf of the Indemnitee to repay such amount if it shall be determined that such Indemnitee is not entitled to be indemnified as authorized in this Paragraph 4.7.

(c)	Subject to the Indemnitee’s obligation to repay monies as set forth in Paragraph 4.7 (b) above, any indemnification provided hereunder shall be satisfied solely out of the assets of the Company, as an expense of the Company. No Member shall be subject to personal liability by reason of these indemnification provisions, unless such Member has acted in bad faith.

(d)	The provisions of this Paragraph 4.7 are for the benefit of the Indemnitees and shall not be deemed to create any rights for the benefit of any other person.

(e)	Neither the Management Committee nor the officers of the Company shall be liable to the Company or to a Member for any losses sustained or liabilities incurred as a result of any act or omission of the Management Committee or any such other person if (i) the act or failure to act of the Management Committee or such other person was in good faith and in a manner it believed to be in, or not contrary to, the best interests of the Company, and (ii) the conduct of the Management Committee or such other person did not constitute gross negligence or willful misconduct.

(f)	To the extent that the members of the Management Committee or any officer of the Company (each, a “Responsible Party”) has, at law or in equity, duties (including, without limitation, fiduciary duties) to the Company, any Member or other person bound by the terms of this Agreement, such Responsible Parties acting in accordance with this Agreement shall not be liable to the Company, any Member or any such other person for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties of a Responsible Party, otherwise existing at law or in equity, are agreed by all parties hereto to replace such other duties to the greatest extent permitted under applicable law.

(g)	The Company shall cause each member of the Management Committee, the President and other key executives of the Company to be named as beneficiaries under a policy or policies of fidelity and directors and officers liability insurance, such insurance to contain terms and conditions reasonably acceptable to the Members.

(h)	Whenever any officer, or member of the Management Committee, is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing: (a) in his or her discretion, under a similar grant of authority or latitude, or without an express standard of behavior (including, without limitation, standards such as “reasonable” or “good faith”), then such individual shall be entitled to consider such interests and factors, including his or her own, as he or she desires, and shall have no duty or obligation to consider any other interests or factors whatsoever, or (b) with an express standard of behavior (including, without limitation, standards such as “reasonable” or “good faith”), then such individual shall comply with such express standard but shall not be subject to any other different or additional standards unless expressly imposed by this Agreement or which are mandatory requirements of law. For the avoidance of doubt, the provisions of this Paragraph 4.7. (h) do not apply to any of the officers or other employees of the Company.

4.8	RECORDS. The Management Committee shall cause the Company to keep at its principal place of business the following:

(a)	a current list of the names and business addresses of each Member;

(b)	a copy of the Certificate of Formation, this Company Operating Agreement, and all amendments to both documents;

(c)	copies of the Company’s federal, state and local income tax returns and reports, if any, for the three most recent years; and

(d)	copies of any financial statements of the Company for the three most recent years.

ARTICLE 5

Compensation

5.1	MANAGEMENT FEE. Any member of the Management Committee rendering services to the Company shall be entitled to compensation commensurate with the value of such services.

5.2	REIMBURSEMENT. The Company shall reimburse the Management Committee and/or Members for all direct out-of-pocket expenses incurred by them in managing the Company.

ARTICLE 6

Bookkeeping

6.1	BOOKS. The Management Committee shall maintain complete and accurate books of account of the company’s affairs at the Company’s principal place of business. Such books shall be kept on such method of accounting as the Management Committee shall select. The Company’s accounting period shall be the calendar year.

6.2	MEMBER’S ACCOUNTS. The Management Committee shall maintain separate capital and distribution accounts for each Member. Each Member’s capital account shall be determined and maintained in the manner set forth in Treasury Regulation 1.704-1(b)(2)(iv) and shall consist of his initial capital contribution increased by:

(a) any additional capital contribution made by him/her;

(b) credit balances transferred from his distribution account to his capital account;

and decreased by:

(i) distributions to him/her in reduction of Company capital;

(ii) the Member’s share of Company losses if charged to his/her capital account.

6.3	REPORTS. The Management Committee shall close the books of account after the close of each calendar year, and shall prepare and send to each Member a statement of such Member’s distributive share of income and expense for income tax reporting purposes.

ARTICLE 7

Transfers

7.1	ASSIGNMENT. If at any time a Member proposes to sell, assign or otherwise dispose of all or any part of his interest in the Company, such Member shall first make a written offer to sell such interest to the other Members at a price determined by mutual agreement. If such other Members decline or fail to elect such interest within thirty (30) days, and if the sale or assignment is made and the Members fail to approve this sale or assignment unanimously then, pursuant to the applicable provisions of the Delaware Limited Liability Company Act, the purchaser or assignee shall have no right to participate in the management of the business and affairs of the Company. The purchaser or assignee shall only be entitled to receive the share of the profits or other compensation by way of income and the return of contributions to which that Member would otherwise be entitled.

Executed as of this 14th day of May, 2003.

SOLE MEMBER:	HILTON ILLINOIS CORP.,
a Nevada corporation

	By:	/s/ Carlos Garcia
Carlos Garcia
Executive Vice President

-EXHIBIT A-

INITIAL MANAGEMENT COMMITTEE

Matthew J. Hart 9336 Civic Center Drive Beverly Hills, CA 90210 K. Allen Anderson 9336 Civic Center Drive Beverly Hills, CA 90210